UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018 (Report No. 5) Commission File No. 001-35932
ARCTURUS THERAPEUTICS LTD.
(Translation of registrant’s name into English)

10628 Science Center Drive, Suite 250 San Diego, California 92121
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On May 30, 2018, Arcturus Therapeutics Ltd. (the “Company”) published a notice that the extraordinary general meeting of shareholders of the Company that was announced on May 21, 2018 and was scheduled to be held on June 25, 2018 has been rescheduled to Thursday, July 5, 2018 at 10 a.m. Pacific time at the offices of Arcturus’ U.S. legal counsel, Dentons US LLP, located at 4655 Executive Drive, Suite 700, San Diego, CA 92121 (the “Meeting”). Following the record date for the Meeting, which remains unchanged at Wednesday, June 6, 2018, the Company will distribute a proxy statement describing the proposed resolutions for the Meeting and a proxy card to all shareholders of record as of the record date. The rescheduling of the Meeting resulted from the execution by the Company of that certain Agreement and Release, dated as of May 28, 2018 (the “Settlement Agreement”), by and among the Company, Arcturus Therapeutics, Inc., a wholly-owned subsidiary of the Company, Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Joseph E. Payne (“Payne”), Dr. Padmanabh Chivukula (“Chivukula”), Mark Herbert and Rebecque Laba. The notice is attached hereto as Exhibit 99.1. The Notice of the Meeting is available on the Company’s website at www.arcturusrx.com.

Pursuant to the Settlement Agreement, shareholders holding in the aggregate 52.81% of the voting rights in the Company have given an irrevocable proxy to vote their shares in favor of certain proposed resolutions for the Meeting. The form of irrevocable proxy is attached hereto as Exhibit 99.2.

On May 31, 2018, the Company published a notice that Dr. Peter Farrell has been named Chairman of the Board of Directors of the Company, that Payne has been reinstated as President and CEO of the Company and that Chivukula has been reinstated as Chief Scientific Officer and Chief Operating Officer of the Company. The notice is attached hereto as Exhibit 99.3.

Exhibits

99.1	Press Release dated May 30, 2018 of Arcturus Therapeutics Ltd., announcing the rescheduling and agenda of the Meeting
99.2	Form of Irrevocable Proxy
99.3	Press Release dated May 31, 2018 of Arcturus Therapeutics Ltd., announcing the naming of Chairman and selected management appointments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

	By:	/s/ Joseph E. Payne
		Name:	Joseph E. Payne
		Title:	Chief Executive Officer
Date: May 31, 2018